Exhibit 4

CONSENT OF THE AUDITOR GENERAL

I have read the attached Form 18-K (Annual Report) of the Province of Nova Scotia for the fiscal year ended March 31, 2012, dated December 18, 2012, which is incorporated by reference into the Province’s previously filed Registration Statement File No. 333-89492. I have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

I consent to the incorporation of my report to the Members of the Legislative Assembly of Nova Scotia on the consolidated statement of financial position of the Province of Nova Scotia as at March 31, 2012 and the consolidated statements of operations and accumulated deficits, change in net debt and cash flow for the year ended March 31, 2012, as attached, in the above mentioned Form 18-K and Registration Statement. My report is dated July 30, 2012.

/s/ Jacques Lapointe, CA

Jacques Lapointe, CA

Auditor General

Halifax, Nova Scotia

December 18, 2012